NABO Inc.
311 Tawny Road,  Sarnia, Ontario N7S 5K1

August 28, 2006

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Station Place
450 Fifth Street, N.W.
Washington, D.C.
20549

Attn: Dennis Hult/ Angela Crane

Re:       NABO Inc.
            Registration Statementon Form SB-2
            File No. 333-135050

Dear Mr. Hult/ Ms. Crane

In response to your comment letter dated August 15, 2006 we have filed an amendment to the SB-2 which was originally filed on June 15, 2006.  To help expedite your review please find attached two marked copies of the amendment.

In response to each individual comment:

Cover Page of Registration Statement

1.  Revised

Prospectus Cover Page

2. Our response to former comment number 3 was by way of illustration only.  The shares registered pursuant to this Registration Statement are not being offered by the Company.  The Company, therefore, does not have any intention to limit the offering to certain States.

NABO Inc, page 3

3.  Technical terms within the summary have been defined.

Rule 144, page 32

4. In response to comment number 4, we offer the following clarifying information.  As stated on Page 60 of the SB-2/A(1), 2,200,000 shares of common stock on November 24, 2005 to KIF Capital Corp, a company for which Ken MacAlpine our president, chief financial officer and sole director, is the President and sole director.  The 2,200,000 shares described above are the only shares subject to Rule 144.  All other shares were issued pursuant to other exemptions from registration.  Because KIF Capital Corp is in a position of control due to the high percentage of ownership of Company shares, KIF Capital Corp is deemed an affiliate of the Company.  As such, KIF Capital Corp is subject to Rule 144 restrictions as outlined in the Registration Statement.

Statement of Operations, page 49

5.  Financials have been revised in response to comment.

Statement of Stockholder’s Equity, page 50

6.  Revised

Note 4. Commitments and Contingencies, page 56

Mining Lease Agreement, page 56

7.  Revised in response to comment.

Undertakings, page 61

8.  Revised in response to comment.

Thank you for your comments, we await your response.

Yours truly,

/s/ Ken MacAlpine

Ken MacAlpine
President